UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Amendment No. 1)

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

TRIP.COM GROUP LIMITED

(Name of Subject Company (Issuer))

TRIP.COM GROUP LIMITED

(Name of Filing Person (Issuer))

1.99% Convertible Senior Notes due 2025

(Title of Class of Securities)

22943F AH3

(CUSIP Number of Class of Securities)

Cindy Xiaofan Wang

Chief Financial Officer

Trip.com Group Limited

968 Jin Zhong Road

Shanghai 200335

People’s Republic of China

+86 (21) 3406-4880

with copy to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road, Central Hong Kong +852 3740-4700	Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 46/F, Tower II, Jing An Kerry Centre 1539 Nanjing West Road Shanghai 200040, China +86 (21) 6193-8200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
US$400,000,000(1)	US$51,920(2)

(1)

Calculated solely for purposes of determining the filing fee. The purchase price of the 1.99% Convertible Senior Notes due 2025 (the “Notes”), as described herein, is US$1,000 per US$1,000 principal amount outstanding. As of June 29, 2020, there was US$400,000,000 aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of US$400,000,000 (excluding accrued but unpaid interest).

(2)

The filing fee was previously paid. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals US$129.80 for each US$1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	US$51,920	Filing Party:	Trip.com Group Limited
Form or Registration No.:	Schedule TO	Date Filed:	May 29, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 to Schedule TO (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO that was initially filed by Trip.com Group Limited (formerly known as Ctrip.com International, Ltd.) (the “Company”) on May 29, 2020 (the “Schedule TO”) relating to the Company’s 1.99% Convertible Senior Notes due 2025 (the “Notes”). This Amendment No. 1 relates to the final results of the Company’s repurchase of the Notes that have been validly surrendered for repurchase and not withdrawn pursuant to the Company’s Put Right Notice to the holders dated May 29, 2020 (the “Put Right Notice”). The information contained in the Schedule TO, including the Put Right Notice, as supplemented and amended by the information contained in Item 11 below, is incorporated herein by reference. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.

This Amendment No. 1 amends and supplements the Schedule TO as set forth below and constitutes the final amendment to the Schedule TO. This Amendment No. 1 is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

ITEM 11.	ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented to include the following information:

The Put Right expired at 5:00 p.m., New York City time, on Monday, June 29, 2020 (the “Expiration Date”). The Company has been advised by The Bank of New York Mellon, as paying agent (the “Paying Agent”), that pursuant to the terms of the Put Right Notice, US$395,240,000 aggregate principal amount of the Notes were validly surrendered and not withdrawn as of the Expiration Date. The Company has accepted all of the surrendered Notes for repurchase pursuant to the terms of the Put Right Notice and has forwarded cash in payment of the 2020 Repurchase Price to the Paying Agent for distribution to the Holders that had exercised their Put Right. The aggregate amount of the 2020 Repurchase Price is US$395,240,000. Following settlement of the 2020 Repurchase Price, US$4,760,000 aggregate principal amount of the Notes will remain outstanding and continue to be subject to the existing terms of the Indenture and the Notes.

ITEM 12.	EXHIBITS.

(a)(1)*	Put Right Notice to Holders of 1.99% Convertible Senior Notes due 2025 issued by the Company, dated as of May 29, 2020.

(a)(5)(A)*	Press Release issued by the Company, dated as of May 29, 2020.

(a)(5)(B)†	Press Release issued by the Company, dated as of June 30, 2020.

(b)	Not applicable.

(d)

Indenture, dated as of June 24, 2015, between the Company and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.44 to the Company’s annual report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.
†	Filed herewith.

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)*	Put Right Notice to Holders of 1.99% Convertible Senior Notes due 2025 issued by the Company, dated as of May 29, 2020.

(a)(5)(A)*	Press Release issued by the Company, dated as of May 29, 2020.

(a)(5)(B)†	Press Release issued by the Company, dated as of June 30, 2020.

(d)	Indenture, dated as of June 24, 2015, between the Company and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.44 to the Company’s annual report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016).

*	Previously filed.
†	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRIP.COM GROUP LIMITED

By:	/s/ Cindy Xiaofan Wang
Name: Cindy Xiaofan Wang
Title: Chief Financial Officer

Dated: June 30, 2020